SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: April 14, 2022

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from March 1, 2022 to March 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on April 14, 2022

[This is a translation of the Share Buyback Report for the period from March 1, 2022 to March 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on April 14, 2022]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of March 31, 2022)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on April 28, 2021 (Period of Repurchase: April 30, 2021 to April 28, 2022）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) March 1 March 2 March 3 March 4 March 7 March 8 March 9 March 10 March 11 March 14 March 15 March 16	90,900 83,800 62,600 293,600 248,200 217,700 223,200 89,700 66,200 55,500 50,700 62,600	1,070,102,500 974,370,000 736,846,000 3,331,175,000 2,769,226,500 2,437,995,500 2,467,379,000 1,052,734,500 765,587,500 636,364,500 580,052,000 737,773,500
Total	―	1,544,700	17,559,606,500
Total number of shares repurchased as of the end of the reporting month	7,400,600		88,281,309,700
Progress of the repurchase (%)	29.60		44.14
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on April 28, 2021 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of March 31, 2022)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))	(Date of disposition) March 1 March 2 March 3 March 4 March 7 March 8 March 9 March 10 March 11 March 14 March 16 March 17 March 18 March 22 March 23 March 24 March 25 March 29	26,400 401 501 201 3,307 801 602 201 46,401 201 46,687 24,148 100 2,202 201 10,651 3,920 10,061	197,403,360 2,998,437 3,746,177 1,502,957 24,727,762 5,989,397 4,501,395 1,502,957 346,958,837 1,502,957 349,097,374 180,564,255 747,740 16,465,235 1,502,957 79,641,787 29,311,408 75,230,124
Total	―	176,986	1,323,395,116
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) March 17	40	299,096
Total	―	40	299,096
Total amount	177,026		1,323,694,212

3.	Status of Shares Held in Treasury
(as of March 31, 2022)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	24,078,136

 EOF

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